Exhibit 99.1

Oatly Reports Fourth Quarter and Full Year 2024 Financial Results

MALMÖ, Sweden, February 12, 2025 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the fourth quarter and twelve months ended December 31, 2024.

Jean-Christophe Flatin, Oatly’s CEO, commented, “Over the past two years, we have executed a significant transformation of our company. We have overhauled our supply chain, our overhead structure, and our mindset. We now have a much healthier business with clear strategies, clear accountability, stronger margins, and significantly improved profitability. I am proud of our team for embracing the challenge, making the necessary changes, and focusing on execution. All this hard work has enabled us to now expect 2025 to be our first full year of profitable growth as a public company.”

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the three and twelve months ended December 31, 2024 and 2023.

	Three months ended December 31,		$ Change			% Change
(Unaudited) (in thousands of U.S. dollars)	2024	2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	108,462	105,620	108,462	577	107,885	2.7%	2.1%	4.1%	-2.0%
North America	70,596	65,900	70,596	—	70,596	7.1%	7.1%	5.1%	2.0%
Greater China	35,258	32,601	35,258	118	35,140	8.2%	7.8%	34.7%	-26.9%
Total revenue	214,316	204,121	214,316	695	213,621	5.0%	4.7%	9.9%	-5.2%

	Twelve months ended December 31,		$ Change			% Change
(Unaudited) (in thousands of U.S. dollars)	2024	2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	434,263	408,410	434,263	4,104	430,159	6.3%	5.3%	4.8%	0.5%
North America	274,455	250,264	274,455	—	274,455	9.7%	9.7%	10.0%	-0.3%
Greater China	114,948	124,674	114,948	(1,865)	116,813	-7.8%	-6.3%	21.2%	-27.5%
Total revenue	823,666	783,348	823,666	2,239	821,427	5.1%	4.8%	8.8%	-4.0%

Highlights

•
Fourth quarter revenue of $214.3 million, a 5.0% increase compared to the prior year period, with a constant currency revenue increase of 4.7% compared to the prior year period, with a solid volume growth in each operating segment.
•
Gross margin in the fourth quarter was 28.8%, which is a 5.4 percentage points increase compared to the prior year period.
•
Fourth quarter net loss attributable to shareholders of the parent was $91.2 million compared to net loss attributable to shareholders of the parent of $298.7 million in the prior year period.
•
Fourth quarter Adjusted EBITDA loss was $6.1 million, which is an improvement of $13.1 million compared to the prior year period.
•
As part of the Company’s previously-discussed evaluation of its Asian supply chain, the Company announced the closure of its Singapore manufacturing facility in December and is today announcing the discontinuation of construction of its second manufacturing facility in China (Asia III).
•
The Company expects to achieve its first full year of profitable growth in 2025. Specifically, in 2025 the Company expects:
o
Constant currency revenue growth in the range of 2% to 4%, which is negatively impacted by approximately 300 basis points from a change in sourcing decision at a large North American customer,
o
Positive adjusted EBITDA in the range of $5 million to $15 million, and

o
Capital expenditures in the range of $30 million to $35 million.

Fourth Quarter 2024 Results

Revenue increased $10.2 million, or 5.0% to $214.3 million for the fourth quarter ended December 31, 2024, compared to $204.1 million for the prior year period. Excluding a foreign currency exchange tailwind of $0.7 million, revenue for the fourth quarter was $213.6 million, or an increase of 4.7% compared to the prior year period. The growth in constant currency revenue was primarily driven by solid volume growth in each operating segment, partially offset by negative price/mix effect, particularly in Greater China. Sold volume for the fourth quarter of 2024 increased 9.9% to 153.2 million liters compared to 139.4 million liters in the fourth quarter of 2023. Produced finished goods volume for the fourth quarter of 2024 was 145.3 million liters compared to 135.8 million liters for the fourth quarter of 2023.

The Company continued to drive revenue growth in both the retail channel and foodservice channel in the fourth quarter of 2024 compared to the fourth quarter of 2023.

Gross profit was $61.6 million for the fourth quarter of 2024 compared to $47.8 million for the fourth quarter of 2023. Gross profit margin was 28.8% in the fourth quarter of 2024, an increase of 540 basis points compared to the prior year period. The margin improvement compared to the fourth quarter of 2023 was primarily driven by improvements in supply chain efficiency across all segments, most notably in the North America segment.

Research and development expenses in the fourth quarter of 2024 decreased $1.6 million to $3.7 million compared to $5.3 million in the prior year period. The decrease was primarily related to lower employee expenses and a reduction in external consultants, contractors and other professional fees.

Selling, general and administrative expenses in the fourth quarter of 2024 increased $1.3 million to $82.0 million compared to $80.7 million in the prior year period. The increase was primarily related to higher employee expenses due to restructuring activities in the fourth quarter of 2024.

Other operating income and (expenses), net for the fourth quarter of 2024 was an expense of $65.6 million comprised primarily of non-cash impairment charges of $41.7 million related to the discontinued construction of the second production facility in China (Asia III) and the closure of the production facility in Singapore, and other exit costs of $23.0 million related to the closure of the production facility in Singapore. Other operating income and (expenses), net for the prior year period was an expense of $204.3 million primarily driven by non-cash impairment charges and other exit costs related to discontinued construction of the new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.

Finance income and (expenses), net for the fourth quarter of 2024 was an expense of $1.1 million comprised primarily of net interest expenses of $13.6 million, offset by fair value gains on Convertible Notes of $4.6 million and net foreign exchange gains of $8.2 million. The finance income and (expenses), net for the prior year period was an expense of $50.5 million primarily driven by fair value losses on Convertible Notes.

Net loss attributable to shareholders of the parent was $91.2 million for the fourth quarter of 2024 compared to $298.7 million in the prior year period. The improvement was primarily a result of decreased other operating income and (expenses), net.

Adjusted EBITDA loss for the fourth quarter of 2024 was $6.1 million, compared to a loss of $19.2 million in the prior year period. The improvement in Adjusted EBITDA loss was primarily a result of higher gross profit.

EBITDA, Adjusted EBITDA loss, and Constant Currency Revenue are non-IFRS financial measures defined under “Non-IFRS financial measures”. Please see above revenue at constant currency table and “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before tax for the Company’s three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA

Segment information for the three and twelve months ended December 31, 2023 presented below has been updated to reflect previously disclosed changes to our operating segments, which were effective as of January 1, 2024. Please see our press release, dated April 17, 2024, furnished on Form 6-K with the SEC for further information regarding these changes.

Three months ended December 31, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	108,462	70,596	35,258	—	—	214,316
Intersegment revenue	1,326	—	—	—	(1,326)	—
Total segment revenue	109,788	70,596	35,258	—	(1,326)	214,316
Adjusted EBITDA	16,580	1,249	589	(24,497)	—	(6,079)
Share-based compensation expense	(306)	(230)	(511)	(2,456)	—	(3,503)
Restructuring costs(1)	(1,520)	(356)	—	(1,721)	—	(3,597)
New product launch issue(2)	—	567	—	—	—	567
Asset impairment charges and other costs related to discontinued construction of production facilities(3)	48	2,122	(25,068)	—	—	(22,898)
Asset impairment charges and other costs related to closure of production facility(4)	(42,110)	—	—	—	—	(42,110)
Non-controlling interests	—	—	(151)	—	—	(151)
EBITDA	(27,308)	3,352	(25,141)	(28,674)	—	(77,771)
Finance income and (expenses), net	—	—	—	—	—	(1,149)
Depreciation and amortization	—	—	—	—	—	(11,932)
Loss before tax	—	—	—	—	—	(90,852)

Three months ended December 31, 2023 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	105,620	65,900	32,601	—	—	204,121
Intersegment revenue	2,333	—	—	—	(2,333)	—
Total segment revenue	107,953	65,900	32,601	—	(2,333)	204,121
Adjusted EBITDA	11,410	(2,689)	(5,156)	(22,787)	—	(19,222)
Share-based compensation expense	(679)	(990)	(624)	(2,394)	—	(4,687)
Restructuring costs(1)	(319)	(580)	(273)	(1,244)	—	(2,416)
Asset impairment charges and other costs related to discontinued construction of production facilities(5)	(158,551)	(43,009)	—	—	—	(201,560)
Non-controlling interests	—	—	(112)	—	—	(112)
EBITDA	(148,139)	(47,268)	(6,165)	(26,425)	—	(227,997)
Finance income and (expenses), net	—	—	—	—	—	(50,486)
Depreciation and amortization	—	—	—	—	—	(14,618)
Loss before tax	—	—	—	—	—	(293,101)

Twelve months ended December 31, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	434,263	274,455	114,948	—	—	823,666
Intersegment revenue	6,429	—	—	—	(6,429)	—
Total segment revenue	440,692	274,455	114,948	—	(6,429)	823,666
Adjusted EBITDA	56,128	5,298	(1,645)	(95,106)	—	(35,325)
Share-based compensation expense	(1,985)	656	(2,101)	(10,168)	—	(13,598)
Restructuring costs(1)	(2,410)	(1,222)	(1,940)	(2,600)	—	(8,172)
New product launch issue(2)	—	(11,998)	—	—	—	(11,998)
Asset impairment charges and other costs related to discontinued construction of production facilities(3)	(2,875)	3,283	(25,068)	—	—	(24,660)
Asset impairment charges and other costs related to closure of production facility(4)	(42,110)	—	—	—	—	(42,110)
Non-controlling interests	—	—	(323)	—	—	(323)
EBITDA	6,748	(3,983)	(31,077)	(107,874)	—	(136,186)
Finance income and (expenses), net	—	—	—	—	—	(12,421)
Depreciation and amortization	—	—	—	—	—	(49,966)
Loss before tax	—	—	—	—	—	(198,573)

Twelve months ended December 31, 2023 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	408,410	250,264	124,674	—	—	783,348
Intersegment revenue	25,601	—	181	—	(25,782)	—
Total segment revenue	434,011	250,264	124,855	—	(25,782)	783,348
Adjusted EBITDA	28,377	(31,910)	(57,543)	(96,485)	—	(157,561)
Share-based compensation expense	(2,378)	(3,820)	(4,608)	(10,640)	—	(21,446)
Restructuring costs(1)	(1,382)	(3,062)	(2,675)	(7,641)	—	(14,760)
Asset impairment charges and other costs related to discontinued construction of production facilities(5)	(158,551)	(43,009)	—	—	—	(201,560)
Costs related to the YYF Transaction(6)	—	(375)	—	—	—	(375)
Legal settlement(7)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(186)	—	—	(186)
EBITDA	(133,934)	(82,176)	(65,012)	(124,016)	—	(405,138)
Finance income and (expenses), net	—	—	—	—	—	48,847
Depreciation and amortization	—	—	—	—	—	(51,874)
Loss before tax	—	—	—	—	—	(408,165)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2024 and 2023 primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Expenses related to a new product launch issue.
(3)
In Europe & International the cost primarily relates to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK. In North America the amount primarily relates to reversal of previously recognized non-cash impairments and other exit costs related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas. In Greater China the Company decided to discontinue the construction of the Group’s second production facility in China (Asia III). Following this decision the Company, during the fourth quarter, recorded $25.1 million primarily relating to non-cash impairments.
(4)
Relates to non-cash impairments of $19.1 million and $23.0 million in restructuring and other exit costs related to the closure of the Group’s production facility in Singapore.
(5)
Following certain events during the fourth quarter 2023, the Company decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.
(6)
Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See the Company’s Form 6-K filed on January 3, 2023 and March 2, 2023 for further details.
(7)
Relates to US securities class action litigation settlement expenses.

Europe & International

Europe & International revenue increased $2.8 million, or 2.7%, to $108.5 million for the fourth quarter of 2024, compared to $105.6 million in the prior year period. Excluding a foreign currency exchange tailwind of $0.6 million, Europe & International revenue for the fourth quarter was $107.9 million, or an increase of 2.1%. The increase in revenue was driven by volume growth of 4.1% from primarily increased Barista and ambient oatmilk sales in established markets, as well as continued expansion in the new European and International markets. This was partially offset by a price/mix decline of 2.0%. Approximately 81% of Europe & International revenue was from the retail channel for the fourth quarter of 2024 compared to 80% in the prior year period. The sold finished goods volume for the three months ended December 31, 2024 and 2023 amounted to 78.3 million and 75.2 million liters, respectively.

Europe & International Adjusted EBITDA increased $5.2 million to $16.6 million for the fourth quarter of 2024 compared to $11.4 million in the prior year period. The improvement in Adjusted EBITDA was primarily driven by higher gross profit as well as lower selling, general and administrative expenses through stronger cost controls.

North America

North America revenue increased $4.7 million, or 7.1%, to $70.6 million for the fourth quarter of 2024, compared to $65.9 million in the prior year period. The sold finished goods volume for the fourth quarter 2024 was 41.1 million compared to 39.1 million liters in the prior year period. The 5.1% volume increase was due to higher volumes across the retail and foodservice channels as the Company continued to expand distribution and launch new products. Approximately 48% of North America revenue was from the retail channel in the fourth quarter of 2024 and 2023, respectively.

North America Adjusted EBITDA improved $3.9 million to $1.2 million compared to a loss of $2.7 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to higher gross profit, largely driven by improved supply chain efficiency, partially offset by higher selling, general and administrative expenses as the Company invested in branding activities to continue driving growth.

Greater China

Greater China revenue increased $2.7 million, or 8.2%, to $35.3 million for the fourth quarter of 2024, compared to $32.6 million in the prior year period. Excluding a foreign currency exchange tailwind of $0.1 million, Greater China revenue for the fourth quarter was $35.1 million, or an increase of 7.8%. The Greater China segment growth was primarily driven by sales to a new foodservice customer. Approximately 76% of Greater China revenue was from the foodservice channel for the fourth quarter of 2024 compared to 73% in the prior year period. The sold finished goods volume for the three months ended December 31, 2024 and 2023 amounted to 33.8 million and 25.1 million liters, respectively.

Greater China Adjusted EBITDA improved $5.7 million to $0.6 million compared to a loss of $5.2 million in the prior year period. The improvement in Adjusted EBITDA was primarily due to higher gross profit and reduction in selling, general and administrative expenses, as the segment continued to right-size its expenses to improve profitability.

Corporate

Oatly’s corporate expense, which consists of general costs not allocated to the segments, in the fourth quarter of 2024 was $28.7 million, an increase of $2.2 million compared to the prior year period. Adjusted EBITDA in the fourth quarter of 2024 was a loss of $24.5 million compared to a loss of $22.8 million in the prior year period.

Balance Sheet and Cash Flows

As of December 31, 2024, the Company had cash and cash equivalents of $98.9 million and total outstanding debt of $446.4 million consisting of Convertible Notes and liabilities to credit institutions. Net cash used in operating activities was $114.4 million for the twelve months ended December 31, 2024, compared to $165.6 million during the prior year period, which was primarily driven by improved operating result, partly offset by cash outflow of $29.7 million related to discontinued construction of the Group’s production facilities in Peterborough, UK and Dallas-Fort Worth, Texas, and a cash outflow of $9.3 million related to the settlement of US securities class action litigation.

Capital expenditures were $41.2 million for the twelve months ended December 31, 2024, compared to $69.0 million in the prior year period as the Company prioritized investments in its existing production facilities. In addition, proceeds from the sale of property, plant and equipment was $31.2 million for the twelve months ended December 31, 2024.

Free cash flow was an outflow of $155.6 million for the twelve months ended December 31, 2024 compared to an outflow of $234.7 million during the prior year period. The improvement in free cash flow was driven both by decreased net cash flows used in operating activities and lower capital expenditures.

Free Cash Flow is a non-IFRS liquidity measure defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Financial measures” at the end of this press release.

Update on Asian Supply Chain

As previously announced on December 18, 2024, the Company decided to close its manufacturing facility in Singapore. As part of the closure, in the fourth quarter, the Company incurred a non-cash impairment of $19.1 million and other restructuring and exit costs of $23.0 million.

Separately, after a thorough evaluation of its supply chain, the Company is today announcing the decision to discontinue the construction of the second production facility in China, which the Company historically referred to as “Asia III”. The Company has determined that the production capabilities in the existing Ma’anshan production site, including the possibility of future expansion at that site, will be sufficient to support current customers and business growth. As a result of this decision, the Company in the fourth quarter recorded $25.1 million primarily relating to non-cash impairment charges.

Outlook

Based on the Company’s assessment of the current operating environment and the actions it is taking, the Company expects to achieve its first full year of profitable growth in 2025. Specifically, in 2025 the Company expects:

•
Constant currency revenue growth in the range of 2% to 4%, which is negatively impacted by approximately 300 basis points from a change in sourcing decision at a large North American customer,
•
Positive adjusted EBITDA in the range of $5 million to $15 million, and
•
Capital expenditures in the range of $30 million to $35 million.

This outlook is provided in the context of significant macroeconomic uncertainty and other geopolitical uncertainties.

The Company cannot provide a reconciliation of constant currency revenue growth or Adjusted EBITDA guidance to the nearest comparable corresponding IFRS metric without unreasonable efforts due to difficulty in predicting certain items excluded from these non-IFRS measures. The items necessary to reconcile are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:00 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 40 countries globally.

For more information, please visit www.oatly.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2025, profitability improvement, profitable growth in 2025, long-term growth strategy, expected capital expenditures, anticipated returns on our investments, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, plans to achieve profitable growth and anticipated cost savings and efficiencies as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; including due to elevated inflation and increased costs for transportation, energy and materials; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; our ability to generate additional revenue, failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; failure of the financial institutions in which we hold our deposits; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oat drink varieties; failure to effectively navigate our shift to an asset-light business model; successful exit and closure of the Singapore facility and discontinuation of construction of the Asia III site; failure to successfully achieve any or all of the benefits of the YYF Transaction; failure to meet our existing or new environmental metrics, uncertainty about future mandatory climate change and sustainability related disclosures and requirements, and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits and settlements; changes to international trade policies and treaties, including but not limited to the imposition of tariffs that could increase prices we pay for inputs, increase the prices paid by our customers for our products, and reduce our profit margins ; sourcing decisions by large customers, global conflict, including the ongoing conflicts in Ukraine and Gaza; changes in our tax rates or exposure to additional tax liabilities or assessments; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully execute our cost reduction activities in accordance with our expectations and the impact of such actions on our company; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; risks associated with our operations in the People’s Republic of China; the success of our strategic reset in Asia; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses or other future control deficiencies, in our internal control over financial reporting; impairments of the value of our assets; potential delisting from Nasdaq; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2024 and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a liquidity measure, and each in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, expenses related to a new product launch issue, costs related to legal settlement, impacts related to discontinued construction of production facilities, impacts related to closure of production facility, costs related to the YYF Transaction, and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect expenses related to a new product launch issue that reduce cash available to us;
•
Adjusted EBITDA does not reflect costs related to legal settlement that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to closure of production facility, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect costs related to the YYF Transaction that reduced cash available to us;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. Above we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

“Free Cash Flow” is defined as net cash flows used in operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows used in operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows used in operating activities for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

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Financial Statements

Condensed consolidated statement of operations

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars, except share and per share data)	2024	2023	2024	2023
Revenue	214,316	204,121	823,666	783,348
Cost of goods sold	(152,699)	(156,343)	(587,174)	(631,265)
Gross profit	61,617	47,778	236,492	152,083
Research and development expenses	(3,728)	(5,328)	(30,135)	(21,047)
Selling, general and administrative expenses	(81,973)	(80,721)	(324,719)	(373,396)
Other operating income and (expenses), net	(65,619)	(204,344)	(67,790)	(214,652)
Operating loss	(89,703)	(242,615)	(186,152)	(457,012)
Finance income and (expenses), net	(1,149)	(50,486)	(12,421)	48,847
Loss before tax	(90,852)	(293,101)	(198,573)	(408,165)
Income tax expense	(505)	(5,674)	(3,699)	(8,895)
Loss for the period	(91,357)	(298,775)	(202,272)	(417,060)
Attributable to:
Shareholders of the parent	(91,206)	(298,663)	(201,949)	(416,874)
Non-controlling interests	(151)	(112)	(323)	(186)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.15)	(0.50)	(0.34)	(0.70)
Weighted average common shares outstanding:
Basic and diluted	598,226,750	594,606,465	596,886,163	593,600,863

Condensed consolidated statement of financial position

(Unaudited)	December 31, 2024	December 31, 2023
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	116,208	130,326
Property, plant and equipment	294,199	360,286
Right-of-use assets	45,555	88,393
Other non-current receivables	44,331	44,378
Deferred tax assets	4,561	10,203
Total non-current assets	504,854	633,586
Current assets
Inventories	65,602	67,882
Trade receivables	103,366	112,951
Current tax assets	6,095	2,505
Other current receivables	15,738	33,820
Prepaid expenses	9,402	16,928
Cash and cash equivalents	98,923	249,299
Total current assets	299,126	483,385
TOTAL ASSETS	803,980	1,116,971
EQUITY AND LIABILITIES
Equity
Share capital	106	105
Treasury shares	(0)	(0)
Other contributed capital	1,628,045	1,628,045
Other reserves	(274,160)	(233,204)
Accumulated deficit	(1,249,303)	(1,060,952)
Equity attributable to shareholders of the parent	104,688	333,994
Non-controlling interests	1,435	1,787
Total equity	106,123	335,781
Liabilities
Non-current liabilities
Lease liabilities	31,724	72,570
Liabilities to credit institutions	116,216	114,249
Provisions	14,857	10,716
Total non-current liabilities	162,797	197,535
Current liabilities
Lease liabilities	13,359	16,432
Convertible Notes	324,395	323,528
Liabilities to credit institutions	5,757	6,056
Trade payables	60,152	64,368
Current tax liabilities	1,476	2,732
Other current liabilities	7,998	13,873
Accrued expenses	103,719	121,338
Provisions	18,204	35,328
Total current liabilities	535,060	583,655
Total liabilities	697,857	781,190
TOTAL EQUITY AND LIABILITIES	803,980	1,116,971

Condensed consolidated statement of cash flows

(Unaudited)	For the year ended December 31
(in thousands of U.S. dollars)	2024	2023
Operating activities
Net loss	(202,272)	(417,060)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	49,966	51,702
—Impairment of property, plant and equipment and right-of-use assets and intangible assets	—	1,828
—Impairment (gain)/loss on trade receivables	(234)	611
—Write-down of inventories	3,095	16,981
—Share-based compensation	13,598	21,446
—Movements in provisions	(14,414)	36,341
—Finance (income) and expenses, net	12,421	(48,847)
—Income tax expense	3,699	8,895
—(Gain)/Loss on disposal of property, plant and equipment and intangible assets	(307)	675
—Impairment related to discontinued construction of production facilities	24,117	172,588
—Impairment related to closure of production facility	19,113	—
—Other	1,441	—
Interest received	8,285	9,630
Interest paid	(24,518)	(20,504)
Income tax paid	(3,386)	(18,098)
Changes in working capital:
—(Increase)/decrease in inventories	(3,456)	30,543
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses	14,786	(2,502)
—Decrease in trade payables, other current liabilities, accrued expenses	(16,362)	(9,855)
Net cash flows used in operating activities	(114,428)	(165,626)
Investing activities
Purchase of intangible assets	(2,055)	(2,950)
Purchase of property, plant and equipment	(39,140)	(66,095)
Investments in financial assets	—	(1,651)
Proceeds from sale of property, plant and equipment	31,201	—
Proceeds from sale of assets held for sale	—	43,998
Other	743	—
Net cash flows used in investing activities	(9,251)	(26,698)
Financing activities
Proceeds from Convertible Notes	—	324,950
Proceeds from liabilities to credit institutions	—	176,854
Repayment of liabilities to credit institutions	(2,678)	(102,848)
Repayment of lease liabilities	(19,645)	(11,411)
Payment of loan transaction costs	(4,965)	(32,550)
Cash flows (used in)/from financing activities	(27,288)	354,995
Net (decrease)/increase in cash and cash equivalents	(150,967)	162,671
Cash and cash equivalents at January 1	249,299	82,644
Exchange rate differences in cash and cash equivalents	591	3,984
Cash and cash equivalents at December 31	98,923	249,299

Reconciliation of IFRS to Non-IFRS Financial measures

Reconciliation of EBITDA and Adjusted EBITDA to loss for the period

	Three months ended December 31,		Twelve months ended December 31,
(Unaudited)	2024	2023	2024	2023
(in thousands of U.S. dollars)
Loss for the period	(91,357)	(298,775)	(202,272)	(417,060)
Income tax expense	505	5,674	3,699	8,895
Finance (income) and expenses, net	1,149	50,486	12,421	(48,847)
Depreciation and amortization expense	11,932	14,618	49,966	51,874
EBITDA	(77,771)	(227,997)	(136,186)	(405,138)
Share-based compensation expense	3,503	4,687	13,598	21,446
Restructuring costs(1)	3,597	2,416	8,172	14,760
New product launch issue(2)	(567)	—	11,998	—
Asset impairment charges and other costs related to discontinued construction of production facilities(3)	22,898	201,560	24,660	201,560
Asset impairment charges and other costs related to closure of production facility(4)	42,110	—	42,110	—
Costs related to the YYF Transaction(5)	—	—	—	375
Legal settlement(6)	—	—	—	9,250
Non-controlling interests	151	112	323	186
Adjusted EBITDA	(6,079)	(19,222)	(35,325)	(157,561)
(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Expenses related to a new product launch issue.
(3)
The cost for the three and twelve months ended December 31, 2024 primarily relates to non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III), partially offset by reversal of previously recognized costs related to discontinued construction of the Group’s production facility in Peterborough, UK and Dallas-Fort Worth, Texas. The cost for the three and twelve months ended December 31, 2023 relates to discontinued construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.
(4)
Relates to non-cash impairments of $19.1 million and $23.0 million in restructuring and other exit costs related to the closure of the Group’s production facility in Singapore.
(5)
Relates to the YYF Transaction.
(6)
Relates to US securities class action litigation settlement expenses.

Reconciliation of Free Cash Flow to Net Cash Flows used in Operating Activities

(Unaudited)	Three months ended December 31,		Twelve months ended December 31,
(in thousands of U.S. dollars)	2024	2023	2024	2023
Net cash flows used in operating activities	(10,236)	(14,147)	(114,428)	(165,626)
Capital expenditures	(12,273)	(17,062)	(41,195)	(69,045)
Free Cash Flow	(22,509)	(31,209)	(155,623)	(234,671)